VENFIN LIMITED

Registration number 1948/031037/06
ISIN ZAE000026498 Share Code VNF

INTERIM REPORT FOR THE TWELVE MONTHS ENDED 31 MARCH 2002 (UNAUDITED)

INCREASE IN PRO FORMA HEADLINE EARNINGS PER SHARE	+ 9.2%
R1 007.5 MILLION INVESTED DURING THE TWELVE MONTHS	

VENFIN LIMITED

Reg. No. 1948/031037/06

INTERIM REPORT

for the twelve months ended 31 March 2002

CONSOLIDATED BALANCE SHEET

	Unaudited 31 March 2002 R million	Audited 31 March 2001 R million
ASSETS		
Non-current assets		
Property, plant and equipment	1	1
Goodwill and patents	108	132
Investments - Associated companies	6 492	4 263
- Other	1 867	1 435
	8 468	5 831
Current assets	967	1 246
Cash and cash equivalents	908	1 003
Other current assets	59	243
Total assets	9 435	7 077
EQUITY AND LIABILITIES		
Capital and reserves		
Interest of own members	9 344	7 031
Current liabilities	91	46
Interest-bearing	5	5
Interest-free	86	41
Total equity and liabilities	9 435	7 077

VENFIN LIMITED

Reg. No. 1948/031037/06

INTERIM REPORT

for the twelve months ended 31 March 2002

CONSOLIDATED INCOME STATEMENT

	Unaudited Twelve months ended 31 March 2002			Audited Year ended 31 March 2001
	Company and its subsidiaries R million	Associated companies R million	Total R million	Total R million
Revenue	219		219	126
Operating profit before depreciation	140		140	73
Depreciation	(1)		(1)	(1)
Finance costs	(37)		(37)	(6)
Operating profit	102		102	66
Amortisation of goodwill	(6)	(37)	(43)	(25)
Impairment of goodwill	(22)	(2)	(24)	
Impairment of investments	(78)	(159)	(237)	
Equity adjustment:				
Share of net profit before taxation of associated companies		691	691	685
Exceptional items	(43)	3	(40)	(123)
Profit before taxation	(47)	496	449	603
Taxation	(28)	(164)	(192)	(160)
NET PROFIT/(LOSS)	(75)	332	257	443
Reconciliation of headline earnings:				
BASIC EARNINGS – net profit/(loss)	(75)	332	257	443
Plus/(minus) – attributable to own members:				
- Exceptional items	44	(3)	41	118
- Amortisation of goodwill	6	37	43	25
- Impairment of goodwill and investments	100	161	261	-
HEADLINE EARNINGS	75	527	602	586
Reconciliation of pro forma headline earnings:				
HEADLINE EARNINGS – reported	75	527	602	586
Minus - adjustments relating to e-tv	-	(46)	(46)	(77)
PRO FORMA HEADLINE EARNINGS	75	481	556	509

EARNINGS PER SHARE

HEADLINE EARNINGS (cents)	14.4	101.0	115.4	112.3
- DILUTED	14.4	101.0	115.4	112.3
BASIC EARNINGS (cents)	(14.4)	63.6	49.2	84.9
- DILUTED	(14.4)	63.6	49.2	84.9
PRO FORMA HEADLINE EARNINGS (cents)	14.4	92.1	106.5	97.5
- DILUTED	14.4	92.1	106.5	97.5

VENFIN LIMITED

Reg. No. 1948/031037/06
INTERIM REPORT
for the twelve months ended 31 March 2002

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited Twelve months ended 31 March 2002 R million	Audited Year ended 31 March 2001 R million
Opening balance	**7 031**	3 999
Adjustment relating to redemption of British American Tobacco Plc preference shares	**-**	2 337
Net profit for the year	**257**	443
Exchange rate adjustments	**2 072**	235
Change in reserves of associated companies	**54**	17
Shares held in treasury	**(70)**	-
Interest of own members	**9 344**	7 031

ABRIDGED CASH FLOW STATEMENT

	Unaudited Twelve months ended 31 March 2002 R million	Audited Year ended 31 March 2001 R million
Net cash inflow from operating activities	**380**	604
Investing activities*	**(474)**	(294)
Net increase/(decrease) in cash and cash equivalents	**(94)**	310
Cash and cash equivalents at the beginning of the period	**997**	687
Cash and cash equivalents at the end of the period	**903**	997
*Direct	**474**	
Indirect by R&V Holdings Limited, an associated company	**561**	
Shares held in treasury	**(69)**	
Investment in Psitek	**27**	
Proceeds on sale of investments	**15**	
Invested during the twelve months	**1 008**	

VENFIN LIMITED

Reg. No. 1948/031037/06
INTERIM REPORT
for the twelve months ended 31 March 2002

ADDITIONAL INFORMATION

	31 March 2002	31 March 2001
Shares in issue		
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650
- B ordinary shares of 10 cents each	**35 506 352**	35 506 352
Total shares in issue	**522 000 002**	522 000 002
- Shares held in treasury (ordinary shares of 1 cent each)	**(3 800 000)**	-
	518 200 002	522 000 002
Weighted shares in issue	**521 876 714**	522 000 002

- In determining the headline earnings, basic earnings and pro forma headline earnings per share the weighted number of shares in issue was used.
- In determining diluted headline earnings, basic earnings and pro forma headline earnings per share the weighted number of shares in issue was adjusted for the dilutive effect of the Company's long-term share incentive scheme.

Net asset value per share (Rand)		
- At book value	**R18.03**	R13.47
- At market value and directors' valuation* of investments	**R30.08**	R25.48

(*Refer to note under Annexure B)

	R million	R million
Listed investments		
Associated		
- Book value	**146**	13
- Market value	**122**	107
Other		
- Book value	**1 673**	1 197
- Market value	**2 897**	1 808
Unlisted investments		
Associated		
- Book value	**6 346**	4 250
- Directors' valuation*	**11 484**	9 934
Other		
- Book value	**194**	238
- Directors' valuation*	**194**	238
(*Refer to note under Annexure B)		
Capital commitments		
(Including amounts authorised, but not yet contrated)	**25**	-
Dividends received		
- Dividends included in operating profit	**28**	17
- Dividends of associated companies set off against investments	**2**	66

Impairment of goodwill and investments

Provision for impairment of goodwill and investments in respect of Camus (an investment of R&V Holdings Limited, an associated company of VenFin), iTouch, e-Company and Fundamo, which are still in a start-up phase, has been made to reflect the possible risks associated with the investments.

ADDITIONAL INFORMATION (CONTINUED)

	31 March 2002 R million	31 March 2001 R million
Exceptional items		
Exceptional items of subsidiary companies consist of the following:		
- Provision against loan advanced	(81)	(77)
- Cost of restructuring	-	(3)
- Net capital surplus on the sale of long-term investments	38	16
	(43)	(64)
- Taxation effect	(1)	-
	(44)	(64)
Share of exceptional items of associated companies after taxation	3	(54)
- Profit/(loss) on realisation of investments	-	(38)
- Investments written off and provisions	8	(29)
- Tax effect	-	5
- Other	(5)	8
Total – attributable to own members	(41)	(118)

COMMENTS

ACCOUNTING POLICIES

The interim report is prepared on the historical cost basis in accordance with South African Statements of Generally Accepte Accounting Practice and incorporates policies which have been consistently applied and correspond with those of the previou financial report in all material respects.

CHANGE IN YEAR-END

The results for the twelve months, which ended on 31 March 2002, have not been audited as the Group changed its year-end from 31 March to 30 June. The change was necessary to enable the Group's service company, M&I Group Services (Pty) Limited, to deal with both VenFin Limited's and Remgro Limited's financial year-ends without incurring additional management costs by appointing additional financial staff.

The Group will release audited results for the fifteen month period ended 30 June 2002.

PRO FORMA HEADLINE EARNINGS

Due to the material effect that the equity accounted results of e-tv will have on the results of VenFin if the Independent Communication Authority approves the conversion of the loan to equity, the pro forma headline earnings are presented on the basis that the attributable portion of e-tv's loss is accounted for as a loss in an associated company and not as an exceptional item.

FINANCIAL REVIEW OF INVESTMENTS

The headline earnings of the Group on a pro forma basis for the twelve months increased by 9.2% from 97.5 cents to 106.5 cents pe share.

The increase in earnings must be assessed taking the composition of the Group's earnings into account. This is discussed more full below.

The most important source of the Group's headline earnings for the past twelve months consists of the Group's share of the net incom of Vodacom Group (Pty) Limited (Vodacom) (13.5% interest), income from R&V Holdings Limited (R&V) (33.3% interest) an interest received from other cash resources.

Associated companies

Vodacom

Vodacom again performed very well with a 36.9% increase in headline earnings to R2 447.9 million and an EBITDA margi (earnings before interest, tax, depreciation and amortisation) of 34.9%. The subscriber base on 31 March 2002 was as follows:

South Africa	6 556 820
Tanzania	228 491
Lesotho	56 549
DRC	21 116
	6 862 976

R&V

The income of R&V consists mainly of interest earned on cash and on the Alexander Forbes Limited bond.

The decrease in the earnings of R&V is mainly attributable to lower interest received due to lower interest rates, less cash and nor recurring income earned in the previous year of R77 million.

Cash resources

The other main source of headline earnings consists of net interest received on cash in South Africa and abroad and amounted t R89.0 million (2001: R60.0 million) in the twelve months under review, in spite of lower average interest rates in South Africa and th redeployment of cash into new investments.

Other investments

The other investments performed satisfactorily in difficult market conditions, with a headline loss of R38.7 millio (2001: R75.9 million). The majority of these investments are still in a development phase and will only contribute to the Group earnings over the medium to long term.

An analysis and detailed composition of the performance of the various investments appears in Annexures A & B.

Exchange rate differences

Positive exchange rate differences arising on translation of offshore assets to SA rand at 31 March 2002 amounted to R2 072 millio and was credited directly to reserves. Based on current exchange rates at 29 May 2002 this would have only amounted approximately R1 900 million increase in net asset value.

ANNEXURE A

COMPOSITION OF REVENUE AND HEADLINE EARNINGS

		Revenue R million		Pro forma headline earnings R million		VenFin's share R million	
	Effective % interest at 31 March 2002	**31 March 2002**	31 March 2001	**31 March 2002**	31 March 2001	**31 March 2002**	31 March 2001
Intervid	**17.49**	**71.1**	88.8	**(12.7)**	19.5	**(1.9)**	0.7
SAIL	**19.53**	**108.9**	72.9	**20.6**	16.5	**5.6**	3.0
Tracker	**32.14**	**154.2**	107.3	**24.9**	(12.4)	**6.9**	-
Psitek	**33.09**	**133.7**	47.1	**27.9**	2.9	**6.4**	0.6
Inala	**23.88**	**101.4**	117.5	**6.0**	4.6	**1.1**	1.4
Other		**115.5**	60.5	**(83.5)**	(38.9)	**(11.3)**	(4.5)
						6.8	1.2
e-tv (loan)	**26.00**	**280.0**	178.1	**(175.1)**	(296.7)	**(45.5)**	(77.1)
Vodacom	**13.50**	**16 186.7**	13 263.5	**2 447.9**	1 788.4	**330.5**	241.4
R&V	**33.33**					**185.3**	295.1
						477.1	460.6
Net interest	**100.00**					**89.0**	60.0
Corporate	**100.00**					**19.4**	13.4
Net management fees	**100.00**					**(29.5)**	(24.8)
						556.0	509.2

ANNEXURE B
COMPOSITION OF NET ASSET VALUE PER SHARE (RAND)

	31 March 2002		31 March 2001	
	Book value	Valuations	Book value	Valuations
Listed	3.60	5.83	2.40	3.67
Unlisted	2.55	12.37	2.42	12.75
R&V	10.14	10.14	6.74	7.15
Cash	1.74	1.74	1.91	1.91
Total	18.03	30.08	13.47	25.48
Market price		17.90		17.05

Note:
Pending the valuations by an independent third party of investments as at 1 October 2001 for capital gains tax purposes, a process which is under way and will be completed by the year-end, the directors' valuations of investments have been retained as reflected in the interim report on 30 September 2001. At year-end valuations will be based on the independent valuations as calculated for capital gains tax purposes.

INVESTMENTS

VenFin is continually involved in evaluating potential investments and acquisitions, both within South Africa and abroad. VenFin focuses on high growth technology investments which possess proprietary intellectual property with international potential.

A total of R1 007.5 million was invested during the twelve months, of which R377.1 million was invested in South Africa and R630.4 million abroad.

The most important changes in VenFin's investment portfolio for the twelve months under review were as follows:

GenuOne Incorporated (GenuOne)

During the twelve months under review a further loan of $2.2 million was granted to Certus International Société Anonyme (Certus) in addition to an original loan of $1.5 million. The total amount was convertible into equity based on certain capitalisation events. A 30% interest in Certus was also bought from a third party for $1.5 million.

During November 2001, Certus was acquired by GenuOne for shares in GenuOne. VenFin's total loan of $3.7 million in Certus was also converted into equity in GenuOne and an additional $2.5 million was invested in the newly merged entity. VenFin also holds warrants to invest a further $2.5 million in the merged entity, exercisable over three years. At 31 March 2002, VenFin's effective interest in GenuOne was 25%.

GenuOne is an innovative provider of comprehensive brand security solutions and offers a fully integrated approach to the protection of intellectual property. Its technology and integration services maximise brand dominance and minimise counterfeiting, product diversion, licensing/royalty fraud and intellectual property theft in the physical world and, through the acquisition of Certus, on the Internet. GenuOne's authentication, tracking and control technologies combined with its integration services allow companies to monitor products throughout the world.

e-tv

e-tv is the only independent free-to-air television broadcaster in South Africa. During April 2000 VenFin granted an indirect, interest-free loan of R281.8 million to Sabido, the holding company of e-tv. An additional R38.6 million was advanced to Hosken Consolidated Investments Limited (HCI) for e-tv during the twelve months under review. If these loans had been converted into equity in Sabido, VenFin's indirect interest in e-tv would have been 26% and would have been accounted for as an investment in an associated company. Pro forma headline earnings are presented to account for the earnings after conversion to an associate. VenFin also advanced a further loan to HCI for R280 million on 7 January 2002 to buy Warner Brothers interest in e-tv and to meet other funding requirements of e-tv. This loan is interest-bearing and fully secured by HCI's interest in Vodacom.

Psitek (Proprietary) Limited (Psitek)

During December 2001, VenFin acquired an additional 12.4% of Psitek for R27.0 million. At 31 March 2002, the interest was 33.1%.

Southern African Investments Limited (SAIL)

VenFin had an interest of 35.9% in Luna Corporation Limited (Luna) at 31 March 2001. Luna was the holding company of SAIL which is listed on the JSE Securities Exchange South Africa. Luna's holding in SAIL was unbundled on 26 September 2001 and after the unbundling, VenFin held a direct interest of 30% in SAIL. SAIL acquired Vodacom Sport and Entertainment (Pty) Limited (VSE) from Vodacom during the twelve months and issued new shares to the management of VSE. SAIL, in co-operation with VenFin, also entered into an empowerment transaction with AKA Capital on 22 February 2002 in terms of which VenFin sold 20 million of its SAIL shares to AKA Capital. On 31 March 2002 VenFin held an interest of 19.5% in SAIL.

Intervid Limited (Intervid RSA)

During June 2001 VenFin acquired a further 1 000 000 shares in Intervid RSA at a cost of R6 million. At 31 March 2002, the interest in Intervid RSA was 17.5%.

FRS Financial Reporting Solutions (Proprietary) Limited (FRS)

The VenFin Board approved an investment of R20 million to acquire a 33.33% shareholding in FRS on 28 March 2001. This investment will be made in tranches when certain milestones are met by FRS. During July 2001 an investment of R6 million was made for an effective 18.4% interest. During October 2001, an additional R2 million was invested in FRS which brought VenFin's interest to 21.3%. Another R2 million was invested in January 2002. At 31 March 2002, the interest was 24.0%.

FRS provides high quality financial reporting software solutions that are compliant with International Accounting Standards and industry-specific legislation governing financial reporting. FRS is actively involved in the development of XBRL® (eXtensible Business Reporting Language) which is a global initiative for the standardisation of electronic business reporting, and is the appointed representative of the XBRL® organisation in Africa.

Veritas Venture Partners (Cayman) L.P. (Veritas)

VenFin has approved the acquisition of an interest in VVP Fund II, L.P. for the sum of $1.5 million of which $150 000 has already been paid. VVP Fund II, L.P. is based in Israel and is a venture capital fund managed by Veritas. The fund invests in technology opportunities which originate in Israel.

Fundamo (Proprietary) Limited (Fundamo)

Through a further investment of R5.0 million, VenFin increased its interest in Fundamo to 41.6% during the twelve months under review.

R&V

R&V made the following investment during the twelve months under review:

Intervid International AG

RFS Holdings Limited Jersey, a wholly-owned subsidiary of R&V, funded Intervid International during April 2001 in the sum of $50 million. The funding was effected by way of a loan which is compulsorily convertible into equity in Intervid International or Intervid RSA within four to six years from the date of advance. The percentage interest in Intervid International will depend on the performance of Intervid International (minimum interest of 30% and maximum interest of 50%).

Buy-back of VenFin shares

During March, VenFin's wholly-owned subsidiary, VenFin Securities (Pty) Limited, acquired 3 800 000 ordinary shares of VenFin for a total amount of R69.8 million. This transaction did not have a material effect on earnings or earnings per share.

DIRECTORATE

Messrs GT Ferreira and John Newbury were appointed as non-executive directors on 28 November 2001.

SECRETARY

On 28 November 2001, Mrs M Lubbe was appointed as Company Secretary in place of Mr JC Engelbrecht who has retired.

STRATE

The Company's shares were transferred to the new STRATE system of electronic settlement on 12 November 2001.

Shareholders who have not yet dematerialised their shares are advised to do so immediately, or at least before the closure of the Dispossessed Members Fund. It is not the intention of STRATE to continue with this fund after September 2002.

DIVIDENDS

No dividend is proposed for the twelve months ended 31 March 2002.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Josua Malherbe
Chief Executive Officer/Deputy Chairman

Stellenbosch
30 May 2002

DIRECTORS AND ADMINISTRATION

Directors
Johann Rupert* *(Chairman)*,
Josua Malherbe *(Deputy Chairman/Chief Executive Officer)*,
Piet Beyers*, Jan Dreyer*, Jan Durand,
GT Ferreira*, John Newbury*
(*Non-executive)

Secretary
Mariza Lubbe

Listing
JSE Securities Exchange South Africa
Sector: Telecommunications

American depositary receipt (ADR) program
Cusip number 759905508 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 620 Avenue of the Americas, New York NY 10011

Business address and registered office
Quantum Street, Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries
Computershare Investor Services Limited, 41 Fox Street,
Johannesburg 2001 (P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.

Sponsor
Rand Merchant Bank Corporate Finance

www.venfin.com